UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-39173

I-MAB

(Translation of registrant’s name into English)

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

EXPLANATORY NOTE

I-Mab (the “Registrant”) is filing this Form 6-K to furnish a press release issued on August 28, 2024 announcing is financial results as of and for the three and six months ended, June 30, 2024, which is furnished herewith as Exhibit 99.1, and to furnish an Earnings Presentation with respect to such financial results, which is furnished herewith as Exhibit 99.2. In addition, the Registrant is updating its Investor Presentation, as set forth in Exhibit 99.3 to this Form 6-K.

Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684 and File No. 333-279842) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release – I-Mab Reports First-Half 2024 Financial Results, Pipeline Progress and Business Update
99.2	First-Half 2024 Earnings Presentation
99.3	First-Half 2024 Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Joseph Skelton
Name	:	Joseph Skelton
Title	:	Chief Financial Officer

Date: August 28, 2024